

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Christopher D. Davies
Chief Executive Officer
Figure Acquisition Corp. I
650 California Street, Suite 2700
San Francisco, CA 94108

> **Re: Figure Acquisition Corp. I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 3, 2022**
> **File No. 001-40081**

Dear Christopher D. Davies:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Derek Dostal